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Exhibit 1.1

LETTER TO SHAREHOLDERS

To Our Valued Shareholders:

We are pleased to present to you our annual report for the fiscal year 2002. In our efforts to maximize the effectiveness and efficiencies of our operations and to remain consistent with our cost containment activities, we have used our annual U.S. Securities filing document, Form 20-F, as the content for our report. This document also meets our Canadian Securities Filing requirements for our Annual Information Return (AIF). As this document is written from a legal compliance perspective we would like to direct you to certain areas of the document that we feel highlight the uniqueness of iMagicTV, including "Business Overview" in "Item 4. Information on the Company," "Operating Results and Liquidity and Capital Resources" in "Item 5. Operating and Financial Reviews and Prospects," "Item 18. Financial Statements" and "Risk Factors" in "Item 3. Key Information."

The following financial highlights are reported in U.S. dollars. Our total revenues for fiscal 2002, excluding equipment revenues, were $4.2 million compared with $7.8 million for fiscal year 2001. Our net loss was $18.7 million, or $0.76 per basic share, compared to a net loss of $11.5 million, or $0.58 per basic share, for fiscal 2001. Our fiscal year 2002 revenues were lower on a comparable period basis primarily due to the lower than expected commercial license revenues as a result of continued delays in the market moving from trials to commercial deployments. As a result of this delay and continued difficulties in the telecommunications sector, we executed a restructuring plan in our third quarter and implemented cost containment measures, which are resulting in improved operational efficiencies and annual cost savings. Our cash position continues to be strong. As of February 28, 2002, we had $46.0 million in cash and short-term investments.

Our highest priorities going forward are ensuring our operating stability, strengthening our overall industry position, and taking iMagicTV to its next stage of growth and development. In May, our executive management team was strengthened with the appointment of Gerald L. Pond as Chief Executive Officer, in an effort to increase the focus on these priorities. At the same time, Marcel LeBrun, who has served as our President and Chief Executive Officer since January 1998, remains in his role of President and assumed the additional responsibility of Chief Operating Officer.

As the demand increases for telecommunication providers to deliver incremental revenue generating services over their broadband infrastructure, we believe we are well positioned and fully capable to grow our business and deliver shareholder value. We remain committed to attaining operating profitability within our existing cash resources. Thank you for your continued interest and support of iMagicTV.

[LOGO]                                 [LOGO]
Gerald L. Pond                         Peter G. Jollymore
Chief Executive Officer                Chairman of the Board
May 14, 2002